UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Learn CW Investment Corporation
(Name of Issuer)
Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)
G54157105
(CUSIP Number)
Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	David Slotkin, Esq. Scott Lesmes, Esq. Morrison & Foerster LLP 2100 L Street, NW, Suite 900 Washington, DC 20037 (202) 887-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G54157105

1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,573,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,573,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,573,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 23,000,000 Shares outstanding on May 18, 2022, as disclosed by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on May 20, 2022.

Explanatory Note

This Amendment No. 2 (this “Amendment”), amends and supplements the Schedule 13G filed with the SEC on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank” or the “Reporting Person”) on November 10, 2021, as amended by Amendment No. 1 on Schedule 13D filed on June 3, 2022 (the “Original Schedule 13D”), relating to the Class A ordinary shares, $0.0001 par value per share (the “Shares”) of Learn CW Investment Corporation, a Cayman Islands exempted company (the “Issuer”).

Other than as set forth below, all Items in the Original Schedule 13D are materially unchanged.  Capitalized terms used in this Amendment which are not defined herein have the meanings given to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Amendment is hereby incorporated by reference.

The Reporting Person acquired the Shares reported herein for investment purposes.

Although the Reporting Person does not currently have any specific plan or proposal to dispose of additional Shares, the Reporting Person, consistent with its investment purpose and subject to the agreement described in Item 6 of the Original Schedule 13D, at any time and from time to time may dispose of any or all of the Shares it holds (including, without limitation, transferring such Shares to affiliated transferees, or entering into derivative or lending transactions), depending upon an ongoing evaluation of its investment in the Shares, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of the Reporting Person and/or other investment considerations.

The Reporting Person, solely in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other security holders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Person, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, neither the Reporting Person nor, to the knowledge of the Reporting Person, any individuals listed in Appendix A-1 of the Original Schedule 13D, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 6 of this Amendment is hereby incorporated by reference.

(a)-(b) The information contained in lines 7 to 11 and 13 of the cover page of this Amendment and the information set forth in Item 6 is incorporated herein by reference. The percentage ownership reflected in line 13 of the cover page is based on 23,000,000 Shares outstanding on May 18, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 20, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 8, 2022, SB Fund entered into a private purchase agreement (the “Private Purchase Agreement”) with Cantor Fitzgerald Securities pursuant to which SB Fund agreed to sell to Cantor Fitzgerald Securities an aggregate of 3,427,000 Units, each Unit consisting of one Share and one half of one redeemable warrant, at a price of $9.50 per Unit, for an aggregate purchase price of $32,556,500. The Private Purchase Agreement contains customary terms regarding, among other things, representations and warranties. The sale closed on June 8, 2022, after the satisfaction or waiver of the conditions to closing.

The foregoing description of the Private Purchase Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed hereto as Exhibit 2.

Item 7.	Material to be Filed as Exhibits.

2	Private Purchase Agreement, dated June 8, 2022, between Cantor Fitzgerald Securities and SB Fund.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2022

SOFTBANK GROUP CORP.

	By:	/s/ Yuko Yamamoto
	Name:	Yuko Yamamoto
	Title:	Head of Corporate Legal